Fig Publishing, Inc.

335 Madison Avenue, Floor 16

New York, NY 10017

March 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jan Woo, Legal Branch Chief

RE:	Fig Publishing, Inc.
Post-Effective Amendment No. 5 to Offering Statement on Form 1-A Filed as of March 17, 2020 File No. 024-11236

Dear Ms. Woo:

On behalf of Fig Publishing, Inc. (the “Company”), I hereby request that the U.S. Securities and Exchange Commission issue a qualification order for the above-referenced Post-Effective Amendment No. 5 to the Company’s Offering Statement on Form 1-A, filed as of March 17, 2020, so that it may be qualified by 4:00 P.M Eastern Time on Tuesday, March 23, 2021, or as soon thereafter as is practicable.

Very truly yours,

/s/ Chuck Pettid
Chuck Pettid
President